SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Presentation to Analysts and Shareholders April2015

This presentation may contain forward -looking statements, Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward -looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended, The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission, Forward -looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

➢General Information ➢Expansion ➢Operational Performance ➢Financial Performance ➢Capital Structure ➢Net Debt and Financing ➢Business and Management Plan

Eletrobras Main Functions

Eletrobras

LARGEST ELECTRIC POWER COMPANY IN LATIN AMERICA

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- COMMERCIALIZATION

IMPLEMENTING AND MANAGING SOCIAL AND SECTOR PROGRAMS

PROGRAMS

- LIGHT FOR ALL– Luz para Todos
more than 15 million people benefited
- ENERGY CONSERVATION– PROCEL
equivalent to 2,522 MW
- ALTERNATIVE SOURCES – PROINFA
2,975 Mw of installed capacity

FUND MANAGEMENT: RGR, CDE and CCC

4

Corporate Governance

Eletrobras
BUSINESS
RESULTS
Plans
PE 2015-2030
PDNG 2015-2019
PDG 2015
POLICY
BYLAWS
General Meeting
DFs/RG
RAS
Fiscal Council
Independent Auditors
Board of Directors
Committees
Internal Audit
Executive Board
Commission
CISE
COMPLIANCE
INSTITUCIONAL DEMANDS
RISCS
SOX
ETHICS
PR
DG DT DR DF DD DA
General Ombudsman
EXPERT AREAS
✓ Engeneering
✓ Regulation
✓ Finance
✓ Riscs
✓ Governance
✓ Legal
SAE (G)
SGE (T)
Shareholdings Control
ELETROBRAS COMPANIES
SPEs
ParSoc
Manager of projectos and Advisors

5

Corporate Governance

Maximization of company values
Performance Improvement
Better access to capital
Contribution towards continuity
Alignment of interests
CGPAR
IBGC
DEST
CVM, SEC
Corporate Governance

Corporate Governance
Good Corporate Governance practices
Bylaws
Policies
Internal Rules
Board of Directors Support Committees

6

For the eighth consecutive year, Eletrobras integrates the Corporate Sustainability Index (ISE) of BM&FBOVESPA.	For the third consecutive year, Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt best sustainable governance practices.

Eletrobras System

Eletrobras

Eletrobras

Eletrobras Cepel (100,00%)

Generation and Transmission

Eletrobras Eletronorte (99.47%)

SPEs	
G	7
T	11
Σ	18

Eletrobras Chesf (99.58%)

SPEs	
G	44
T	08
Σ	52

Eletrobras Furnas (99.56%)

SPEs	
G	56
T	21
Σ	77

Eletrobras Eletrosul (99.88%)

SPEs	
G	10
T	08
Σ	18

Generation

Eletrobras Eletronuclear (99,91%)

Eletrobras CGTEE (99,99%)

Generation Binational

ITAIPU BINACIONAL (50,00%)

Distributors

Eletrobras Amazonas Energia (100.00%)

Eletrobras Distribuição Acre (96.71%)

Eletrobras Distribuição Alagoas (100.00%)

Eletrobras Distribuição Piauí (100.00%)

Eletrobras Distribuição Rondônia (100.00%)

Eletrobras Distribuição Roraima (100.00%)

CELG (50.93%)

Shareholdings

Eletrobras Eletropar (83.71%)

Wind Farm Mangue Seco 2 (49.00%)

Belo Monte (15.00%)

Minorities	
G, T e D	26

Shareholdings Abroad

Centrales Hidroeléctricas de Nicaragua – CHN (50.00%)

Rouar S.A. (50.00%)

Inambari Geração de Energia S.A. – IGESA (29.40%)

Eletrobras Companies	
Business	SPEs*
Generation	110
Transmission	44
Total	**154**

*The amount of SPEs was adjusted, since there are SPEs involving more than one company Eletrobras.

8

➢General Information ➢Expansion ➢Operational Performance ➢Financial Performance ➢Social Structure ➢Net Debt and Financing ➢Business and Management Plan

44.2 GW in operation- 33.0% of the Brazillian installed capacity– December 2014
	Through Subsidiaries(a)		Thourgh
Companies	Not Renewed		participation	Total	Aggregation Physical
	Concessions	O&M	in SPEs (b)	(a+b)	2014
Eletronorte	9,398 *	78	121	9,597	60
Chesf	1,401	9,215	408	11,024	285
Furnas	4,212	4,617	2,029	10,858	521
Eletronuclear	1,990	-	-	1,990	-
Itaipu	7,000	-	-	7,000	-
CGTEE	840	-	-	840	-
Eletrosul	428	-	320	748	303
Eletrobras	-	-	13	13	-
Amazonas Energia	2,083	-	-	2,083	-
Rondônia Distribuição	03	-	-	03	-
Total	27,355	13,910	2.891	44,156	1,169
(b) SPEs = proportional share of Eletrobras.
*UTE Electron - 121 MW – trasnferred on loan to Amazonas Energia.

Installed Capacity by source- in 12/31/2014 (MW)

	Hydro	Nuclear	Wind+	Clean	Thermal	Total
			Solar	Energy		2014
Eletrobras	37,757	1,990	259	40,006	4,150	44,156
% by source in the	85.5%	4.5%	0.6%	90.6%	9.4%	100.0%
Eletrobras matrix
Brasil	89,193	1,990	4,903	96,086	37,827	133,913
% by source in the	66.6%	1.5%	3.7%	71.8%	28.2%	100.0%
Brazil matrix
% Eletrobras x Brazil	42.3%	100.0%	5.3%	41.6%	11.0%	33.0%
Brazil’s source: ANEEL

Main Generation Projects under Construction

Eletrobras

Belo Monte
11,233 MW
Nov-15
Mauá 3
590 MW
Sep-15
Sinop
400 MW
Jan-18
Ubatuba, Santa Catarina, Pitombeira , Cervantes and Carnaúba
245 MW
Sep-16
Teles Pires
1,820 MW
Apr-15
Santo Antônio
3,568 MW
2,286 MW operating
Ventos de Santo Augusto e Santa Joana
390 MW
Sep-15
Jirau
3,750 MW
1,500 MW operating
Casa Nova I
180 MW
Sep-15
São Manoel
700 MW
May-18
Baraúnas I, Mussambê e Morro Branco I
89 MW
Sep-15
Complexo Eólico Chuí
144 MW
Apr-15
Angra 3
1.405 MW
Dec -18
Eólicas Coxilha Seca, Hermenegildo e Chuí
229 MW
Sep-2015
Complexo Eólico S. V. do Palmar
258 MW
Feb-15
Test phase
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

		MW	R$ Billion
HPP	UHE	21,471.2	77.31
NPP		1,405.0	14.88
WPP		1,969.5	8.42
TPP		589.6	1.11
Total (ELB+SPEs)		25,435.3	101.72
Total ELB		13,012.5	54.39

12

Basics Studies and Projects - Generation

Eletrobras

2 Projects
1,254.6 MW
2 Projects
2,415 MW
1 Project
350 MW
6 Projects
823.8 MW
6 Projects
891 MW
2 Projects
2,200 MW
1 Project
220 MW
7 Projects
14,450.6 MW
2 Projects
596 MW
1 Project
270 MW
RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA
ARG

Studies and Projects

	Power Units	Installed Capacity	R$ Bi
Basic Project	04	327.6 MW	1.02
Feasibility Study	25	22,873.4 MW	82.4
Inventory Study	01	270 MW	-
Total	**30**	**23,471 MW**	**83.4**

Main Projects

S. Luiz do Tapajós	PA	8,040 MW	30.6 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	4.8 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	**-**	**15,756 MW**	**66.7 Bi**

13

Transmission Lines- Km

Eletrobras

67,582 Km, of which 60,502 km ≥ 230kV, representing approximately 48,4% of the basic grid of the Transmission lines of the Brazil.

Companies	Through our subsidiaries(a)		Through participation in SPEs(b)	Total * (a+b)	Physical Aggregation 2014*
	Not Renewed Concessions	O&M			
Eletronorte	680	10,023	1,472	**12,174**	814
Chesf	1,129	18,563	1,086	**20,778**	393
Furnas	1,148	18,759	1,361	**21,267**	165
Eletrosul	1.302	9,838	1,522	**12,662**	1.818
Amazonas Energia	701	-	-	**701**	28
Total	**4,960**	**57,183**	**5,440**	**67,582**	**3,218**

SPEs = proportional share of Eletrobras
*Considering all the voltages of transmission lines.

14

Projects Under Construction

Eletrobras

	Existent	Future
TL Eletrobras System		
TLs Eletrobras System with Partnership		
TLs Other Companies		

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

Full Participation	Partnership	Total
2,817 km – 30 transmission projects + Associated substations	5,060 Km - 15 projects LTs + associated SEs being **2,239 km owned by ELB**	7,877 km
7,932 MVA	12,905 MVA Being 6,052 MVA owned by ELB	20.837 MVA

Capex: R$ 7.9 billion, of which R$ 2.3 billion em in full participation

RAP: R$ 0.76 billion

RAP = Annual Allowed Revenue

15

Distribution – Eletrobras System

Description	ED Acre	ED Alagoas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima	Total	Variation 2014 x 2013	CELG-D
Extension of Distribution Lines- Km	19,052	41,734	44,519	87,500	57,129	3,508	**253,442**	**5,067**	211,243
Number of Customer Assisted	240,030	1,013,971	860,737	1,144,330	580,859	102,078	**3,942,005**	**138,049**	2,716,003
Number of cities attended	22	102	62	224	52	01	**463**	-	237
Number of Substation	15	40	55	83	57	03	**253**	**04**	337

DC – Distribution Company.

Distribution Lines Extension - Km

4%
10%
9%
19%
12%
1%
45%
Acre
Amazonas
Alagoas
Piauí
Rondônia
Roraima
Goiás

Number of Customers

4%
13%
15%
17%
9%
2%
41%

16

➢General Information ➢Expansion ➢Operational Performance ➢Financial Performance ➢Capital Structure ➢Net Debt and Financing ➢Strategic Planning

Evolution of the Result in 2014

986
R$ million
1Q14
2Q14
3Q14
4Q14
2014
-105
-1,174
-2,738
-3,031

Disregards the portion attributable to non-controlling shareholders.

18

		R$ million
CONSOLIDATED	2014	2013	%
a) Generation
Energy Sold and Maintenance and
Operation	21,114	16,435	28%
Construction Revenue	240	737	-67%
Itaipu Transfers	-98	68	-244%
b) Transmission
Transmission Return Rate	714	552	29%
Maintenance and Operation	2,201	2,156	2%
Construction Revenue	1,786	1,797	-1%
c) Distribution
Supply	7,387	4,419	67%
Construction Revenue	873	1,014	-14%
Other Revenue	1,446	1,008	43%
Gross Revenue	35.626	28,186	26%

			R$ million

Investment	December 2014
	Budget	Invested	(%)
Generation	7,896	6,278	80%
Corporate Expansion	3,078	2,183	71%
SPEs Expansion	4,154	3,701	89%
Maintenance	664	394	59%
Transmission	5,096	4,026	79%
Corporate Expansion	2,771	2,111	76%
SPEs Expansion	1,642	1,437	88%
Maintenance	683	478	70%
Distribution	974	728	75%
Corporate Expansion	749	577	77%
Maintenance	225	151	67%
Others (Research , Infra-Structure and Enviromental Quality)	722	370	51%
Total	14,688	11,402	78%

		R$ million
EBITDA	2014	2013	(%)
Results of the period	-2,963	-6,192	-52%
+ Provision Income Tax and Social Contribution	1,701	1,367	24%
+ Financial Result	-695	-377	84%
+ Depreciation and Amortization	1,777	1,512	18%
= EBITDA	-180	-3,689	-95%
+ Atypical Events	1,643	3,767	-56%
= ADJUSTED EBITDA	1,463	78	1,784%
Eletrobras Companies EBITDAs	3,687	-90	4,197%

R$ million
Positively
Energy Sold	12,175
Reversal of Provision - Onerous Contracts	1,800
Tributary Credit Tax	1,200
Reversal of Provision – Financial Assets	792
Recognition of CVA – Distribution Companies	740
Reversal of Provisions – Losses on Investments	314

Negatively
Electric Energy Purchase for Resale	-10,425
Provision for Contingencies	-3,656
Writte off on tributary credit tax	-2,283
Early Retirement Program - Eletronuclear	-380

			Onerous Contracts			R$ million
	Consolidated Balance				Amounts due 2014
	2014	2013	2012	4Q14	3Q14	2Q14	1Q14
Transmission
Contract 061/2001	-	-	84	336	48	-384	-
Contract062/2001	608	875	1,407	82	41	144	-
Others	24	-	-	105	-114	-15	-
	632	875	1,491	523	-25	-255	-
Generation
Itaparica	-	863	1,019	94	98	651	20
Jirau	-	712	1,608	13	246	211	242
Camaçari	91	267	357	164	06	-	-06
Termonorte II	-	-	131	-	-	-	-
Funil	132	96	83	-51	15	-	-
Complex Paulo		-	34		-	-	-
Afonso	-			-
Mauá-Klabin	-	20	-	20	-	-	-
Coaracy Nunes	30	89	21	59	-11	-	11
Others	246	30	378	-235	132	-41	-72
	500	2,077	3,665	63	484	823	207
Distribution
Intangibles	-	295	-	295	-50	-	50
TOTAL	1,132	3,248	5,156	882	408	568	258

Operational Provisinons II

Eletrobras

Investments realized in Renewed Assets under Law 12,783/2013

R$ 1,199 million

2013

R$ 792 million

09M14

R$ 407 million

Total Provisioned R$ 1,199 million

ANEEL Resolution 643

R$ 792 million

Reversal of Provision

R$ 407 million

Reversal of Provision

Financial Assets

R$ 1,199 million

Effects on the Results
R$ 792 million

24

R$ million
Eletrobras	Compensation Account from variation of the
Companies	items of "Portion A” – CVA
Amazonas Energia	89,5
Distribuição Acre	11,1
CELG D	224,7
Distribuição Alagoas	173,4
Distribuição Piauí	193,8
Distribuição Rondônia	47,1
Distribuição Roraima	0,4
Total	740,0

Operating Provisions

Eletrobras

R$ million

Operating Provisions	Consolidated 2014	Consolidated 2013
Guarantees	115	84
Contingencies	3,656	1,399
PCLD – Costumers and Resselers	84	-793
PCLD – Financing and Loans	-269	106
Onerous Contracts	1,800*	-1,925
Losses on Investments	-314	143
Impairment	149	2,462
Ajustment to Market Value	111	-
Provision for losses on Fixed Asset	235	-
Provision for losses on Environmental Compensation	105	-
Provision for losses on Financial Asset	-792	792
Others	582	990
Total	**1,862**	**3,258**

*The amounts referred to the Amazonas Energia onerous contracts were not registered in the operating provisions.

26

			R$ million
PMS	2014*	2013	(%)
Personnel	5,532	6,650	-16.8%
Material	307	295	3.8%
Services	2,440	2,299	6.1%
Total	8,279	9,245	-10.4%
* Excludes CELG D expenses that affected only the year 2014.

1st Tranche		R$ million
Recognized Value*	Received by2014		Receivable
14.437	12.593		3.738
* Values based on base date of December 2012.

2nd Tranche: Claimed value by March 2015 of supplementary indemnities: R$ 15,037 million

	Book Value		Claimed Value		Approved Value(1)
Eletrobras	(R$ million)		(R$ million)		(R$ million)
Companies	Generation (2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	3,547	-	-
Chesf	488	1,187	4,802	5,672	-	-
Furnas	996	4,530	In preparation	In preparation	-	-
Eletrosul	-	514	-	1,061	-	995
Total	1,484	8,253	4,802	10,235	-	995
Values based on base date of December 2012.

(1) The approved amounts will only be recognized in the Company's profit after final definition of the value and terms of payment by the Granting Authority;
(2) Thermal power plants assets were not included due ReN ANEEL 596/2013. Accounted for, are more 28 R$ 680 million in Furnas, R$ 186 million in Eletronorte and R$ 357 million in CGTEE.

										R$ million

Eletrobras	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin
Companies
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Eletronorte	6,046	4,856	879	1,735	2,033	1,221	1,255	2,240	20.8%	46.1%
Chesf	3,563	4,098	179	-1,210	-1,118	-466	116	-1,040	3.2%	-25.4%
Furnas	6,316	4,298	1,345	-130	-406	-654	680	207	10.8%	4.8%
Eletronuclear	1,927	1,718	-894	-591	-1,001	-689	-534	-246	-27.7%	-14.3%
Eletrosul	1,119	1,084	708	495	39	267	514	566	46.0%	52.2%
CGTEE	474	298	-216	-381	-480	-472	-142	-310	-30.0%	-104.0%
TOTAL	19,445	16,353	2,001	-82	-3,070	-2,014	1,889	1,417	9.7%	8.7%

										R$ million

Eletrobras	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin
Companies
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Distribuição Acre	374	343	94	-105	34	-152	108	-94	28.8%	-27.4%
Amazonas Energia	3,610	2,711	803	-852	-415	-1,655	1,085	-697	30.0%	-25.7%
Distribuição Alagoas	1,342	921	-21	-183	-95	-209	11	-157	0.8%	-17.1%
Distribuição Piauí	1,292	1,019	170	-373	37	-	201	-344	15.6%	-33.7%
Distribuição Rondônia	1,309	1,070	414	-279	293	-323	448	-248	34.2%	-23.2%
Distribuição Roraima	207	190	-64	24	-76	29	-55	33	-26.4%	17.2%
Total	8,134	6,254	1,396	-1,768	-222	-2,310	1,798	-1,507	22.1%	-24.1%
CELG D*	1,259	-	253	-	125	-	282	-	22.4%	-
* Information relating to the 4th quarter 2014

Parent Company Result- R$ million

2014
(49)
(98)
1.394
658
439
(55)
(3.390)
(554)
(1,140)
(236)
(3.031)
2013
(788)
68
1.007
706
585
(180)
(1.586)
(3.326)
(1.360)
(1.313)
-
(6,187)
Equity Participation
Transfer Itaipu
Net Financial Revenue
Net Monetary Update
Net Exchange Update
Charges on Shareholder Funding
Provisions for Contingencies
Operational Provisions
Others
Taxes
Profit
Financial Result

31

Dividends

0.3
370
753
0.3
434
1,339
0.3
434
434
0.3
434
434
PNA
PNB
ON
2010
2011
2012
2013

R$ million

	Declared Dividends	Fiscal Year Result	Profit Reserves	
			Legal	By-Laws
2010	1,123.9	2,248	2,046	14,758
2011	1,772.9	3,733	2,233	16,863
2012	867.9	-6,879	2,233	9,128
2013	867.9	-6,187	2,233	2,990
2014	-	-3,031	2,233	26

32

➢General Informations ➢Expansion ➢Operational Performance ➢Financial Performance ➢Capital Structure ➢Net Debt and Financing ➢Strategic Planning

Capital Structure

Common Shares
80.4%
13.0%
6.9%
5.8%
23.3%
51.0%
Residents
7.6%
Non
Residents
15.7%
Preferred Shares
19.6%
3.3%
6.9%
7.0%
82.8%
Residents
43.9%
Non
Residents
38.9%
Total
R$ 31.3 billion
6.9%
5.3%
11.9%
34.9%
41.0%
Residents
14.7%
Non
Residents
20.2%
Federal Government
BNDESpar
BNDES
Government Funding CEF
Minorities

34

➢General Information ➢Expansion ➢Operational Performance ➢Financial Performance ➢Capital Structure ➢Net Debt and Financing ➢Strategic Planning

Consolidated Financing- R$ billion

Holding
18.6
RGR
7.4
Consolidated
13.5

Total:
R$ 39.5 billion

Consolidated Financing without RGR	= R$ 32.1 billion
(-) Cash + Marketable Securities	= R$ 5.1 billion
(-) Financing to Receive without RGR	= R$ 9.2 billion
(-) Itaipu Reimbursement	= R$ 2.6 billion
(=) Net Debt without RGR	= R$ 15.2 billion

36

Holding Financing

Eletrobras

RGR
7.4
8.3
Bonds
Financial Institutions
10.3

Total: R$ 26.0 billion

Consolidated Financing without RGR	=	R$ 18.6 billion
(-) Cash + Marketable Securities	=	R$ 0.7 billion
(-) Financing to Receive without RGR	=	R$ 27.1 billion
(-) Itaipu Reimbursement	=	R$ 2.6 billion
(=) Net Debt without RGR	=	R$ (11.8) billion

37

Holding Financing– R$ billion

Eletrobras

	To Receive R$ 35.2	To Pay R$ 26.0

Sources

Itaipu Reimbursement
2.6
RGR
5.5
Own Resources
27.1

RGR
7.4
Financial Institutions
10.3
Bonds
8.3

Uses

Itaipu Reimbursement
2.6
Others
3.0
Itaipu
11.7
Distributors Companies
5.2
Generators Companies
12.7

2,6
20.1
7.1
12.1
11.1
0.4
0.4
Real
US Dollar
Others
To Receive
To pay

38

Asset Consolidated Structure

Eletrobras

The total amount of Asset is
R$ 144.6 billion

Asset
35%
22%
20%
7%
3%
3%
10%
Liabilities
39%
6%
8%
2%
12%
5%
27%
Investiment/Fixed Asset
Financial Asset- Concession
Others
Reimbursement Right
Indemnities
Marketable Securities
Financing to Receive
Net Equity
Provision for Contingencies
Others
Reimbursement Obligations
Suppliers
RGR
Financing to Pay

39

➢General Informations ➢Expansion ➢Operating Perfomance ➢Financial Performance ➢Capital Structure ➢Net Debt and Financing ➢Strategic Planning

Strategic Planning 2015-2030: Overview

Eletrobras

Mission
Vision and
Values
Purpose and Scope of
Action
Superior Financial-Economical
Performance
Sustainable
Expansion
Operational
Efficiency
Excellence in people and culture of excellence
Readjustment of the Business, Governance and Management Model
Business
Identity
Business
Portfolio
Guidelines for
Action

41

Corporate Identity

Eletrobras

Mission

Operating in energy markets in an integrated, profitable and sustainable way

Vision

Being among the top three global companies of clean energy and among the ten world's largest electricity companies with profitability comparable to industry best and being recognized by all its stakeholders

Values

Focus on Result
Ethics and Transparency
Appreciation and Commitment to People
Enterpreunership and Innovation
Sustainability

Stakeholders

Shareholders
Employees
Clients
Government and Society
Suppliers

42

Strategic Directions

Eletrobras

Direction	Description
Higher Financial Economic Performance	Improvement of technical, economic and financial management of projects and the adequacy of the financial structure to the new business management model of the Eletrobras System.
Sustainable Expansion	Eletrobras System maintenance of the leadership in the Brazilian electric sector and a more significant presence abroad, and the development of a portfolio of experiments in order to sustain their competitiveness.
Operational Efficiency	Development of revitalization plans and efficiency of assets to meet the regulatory standards and the adoption of best practices.
People Excellence and Culture of Excellence	Improvement in People Management model in the Eletrobras System.
Readjustment of Business Model, Governance and Management	Changes in Eletrobras facing the new regulatory framework in the Brazilian electric sector. They include issues such as the review of corporate logic, strengthening of statutes, the adequacy of the organizational structure of the parent comapy and its subsidiaries, redesigh of processes and systems and sustainable management of financial resources.

Thank You!
The Eletrobras Investor Relations Management is
on your disposal for any questions or information.

www. eletrobras. com.br/elb/ir

Investor Relations

invest@eletrobras.com

Phones:
+55 (21) 2514-6331
+55 (21) 2514-4637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.